UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)


                                   NUCO2 Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    629428103
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                                 (CUSIP Number)


                                 Jonathan Swiss
              Vice President and Regional General Counsel, Americas
                               The BOC Group, Inc.
                               575 Mountain Avenue
                          Murray Hill, New Jersey 07974
                        Telephone Number: (908) 464-8100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
| |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------                      --------------------
CUSIP No.  629428103                                         Page 2 of 7 Pages
--------------------------------------                      --------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON

                  The BOC Group, Inc.

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  13-1600079
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                         (b) |X|

--------------------------------------------------------------------------------
     3
             SEC USE ONLY



--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  | |

--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY      ----------------------------------------------------------
          EACH                8
       REPORTING                     SHARED VOTING POWER
         PERSON
          WITH                            206,000
                      ----------------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          206,000
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  206,000
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          | |

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

--------------------------------------                      --------------------
CUSIP No.  629428103                                         Page 3 of 7 Pages
--------------------------------------                      --------------------

--------------------------------------------------------------------------------
     1
             NAME OF REPORTING PERSON

                  The BOC Group plc

             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  N/A
--------------------------------------------------------------------------------
     2
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) | |
                                                                         (b) |X|

--------------------------------------------------------------------------------
     3
             SEC USE ONLY



--------------------------------------------------------------------------------
     4
             SOURCE OF FUNDS

                  N/A
--------------------------------------------------------------------------------
     5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                                  | |

--------------------------------------------------------------------------------
     6
             CITIZENSHIP OR PLACE OF ORGANIZATION

                  England
--------------------------------------------------------------------------------
                              7
       NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        0
        OWNED BY      ----------------------------------------------------------
          EACH                8
       REPORTING                     SHARED VOTING POWER
         PERSON
          WITH                            206,000
                      ----------------------------------------------------------
                              9
                                     SOLE DISPOSITIVE POWER

                                          0
--------------------------------------------------------------------------------
                             10
                                     SHARED DISPOSITIVE POWER

                                          206,000
--------------------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  206,000
--------------------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          | |

--------------------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.4%
--------------------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

         This Amendment No. 5 to Schedule 13D amends that certain Schedule 13D originally filed March 2, 1999 with the Securities and Exchange Commission (the "Commission") and amended December 27, 2000, October 4, 2001, March 1, 2005 and March 7, 2005 (such Schedule, as so amended, being the "Schedule 13D").

Item 4. Purpose of Transaction.
        ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         On March 30, 2005, The BOC Group, Inc. ("BOC Delaware") sold an aggregate of 1,468,648 shares of the common stock of NUCO2 Inc. (the "Issuer") beneficially owned by the reporting persons and registered under the Issuer's shelf registration statement, initially filed by the Issuer with the Commission on January 21, 2005, as amended on March 1, 2005 and March 7, 2005, and as may be further amended from time to time (the "Registration Statement"), pursuant to the prospectus filed by the Issuer with the Commission on March 11, 2005 pursuant to Rule 424(b)(5) promulgated under the Securities Act of 1933 (the "Prospectus").

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

         (i)  BOC Delaware

               (a) BOC Delaware is the joint beneficial owner of 206,000 shares of common stock (consisting of (i) warrants to purchase 200,000 shares of common stock, which are currently exercisable at $17.00 per share (the "Warrants"); (ii) 4,000 shares of common stock registered in the name of Mr. John Walsh ("Mr. Walsh"), Chief Executive, Industrial & Special Products for The BOC Group plc ("BOC PLC") upon the exercise of options in December 2004; and (iii) 2,000 shares of common stock issuable upon exercise of stock options registered in the name of Mr. Walsh (the "Stock Options")), representing 1.4% of the common stock of the Issuer. The calculation of this percentage is based upon the number of shares of common stock of the Issuer disclosed by the Issuer in the Prospectus. The options described in this Item 5 were granted to Mr. Walsh as compensation in his capacity as one of the Issuer's directors. Mr. Walsh served on the Issuer's board of directors as the representative and nominee of BOC Delaware. Mr. Walsh disclaims beneficial ownership of these securities.

               (b) BOC Delaware is an indirect wholly owned subsidiary of BOC PLC and therefore shares with BOC PLC the power to vote and dispose of all of the 200,000 shares of the common stock of the Issuer underlying the Warrants, all of the 4,000 shares of common stock registered in the name of Mr. Walsh, and all of the 2,000 shares of common stock issuable upon exercise of the Stock Options.

               (c) Except as described herein, there have been no transactions by BOC Delaware in securities of the Issuer in the past 60 days.

               (d) No one other than BOC Delaware and BOC PLC is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the shares of common stock of the Issuer described in this Item 5.

               (e) BOC Delaware ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on March 30, 2005.

        (ii)  BOC PLC

               (a) BOC PLC is the joint beneficial owner of 206,000 shares of common stock (consisting of (i) the Warrants to purchase 200,000 shares of common stock; (ii) 4,000 shares of common stock registered in the name of Mr. Walsh; and (iii) 2,000 shares of common stock issuable upon exercise of the Stock Options), representing 1.4% of the common stock of the Issuer. The calculation of this percentage is based upon the number of shares of common stock of the Issuer disclosed by the Issuer in the Prospectus.

               (b) BOC PLC is the ultimate parent entity of BOC Delaware and therefore shares with BOC Delaware the power to vote and dispose of all of the 200,000 shares of the common stock of the Issuer underlying the Warrants, all of the 4,000 shares of common stock registered in the name of Mr. Walsh, and all of the 2,000 shares of common stock issuable upon exercise of the Stock Options.

               (c) Except as described herein, there have been no transactions by BOC PLC in securities of the Issuer in the past 60 days.

               (d) No one other than BOC Delaware and BOC PLC is known to have the right to vote or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the shares of common stock described in this Item 5.

               (e) BOC PLC ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on March 30, 2005.

Item 6.     Contracts, Arrangements, Understanding or Relationships with Respect
            --------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

         The response to Item 4 of the Schedule 13D is incorporated in this Item 6 by reference.

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 30, 2005

                                THE BOC GROUP, INC.



                                By  /s/ Jonathan Swiss
                                    --------------------------------
                                    Name:   Jonathan Swiss
                                    Title:  Vice President and Regional
                                            General Counsel, Americas



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     March 30, 2005

                                THE BOC GROUP PLC



                                By  /s/ Nick Deeming
                                    ---------------------------------
                                    Name:   Nick Deeming
                                    Title:  Group Legal Director and
                                            Company Secretary